Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Telephone: 58-212-707 6280
Fax: 58-212-707.6352
E-mail: antonio.osorio@sivensa.com

COMMISION FILE
No. 32-3080

FOR IMMEDIATE DISTRIBUTION:

SIVENSA REPORTS RESULTS FOR SECOND QUARTER FISCAL 2004

CARACAS, APRIL 30, 2004. Sivensa reported consolidated sales in the second quarter of fiscal 2004, ended March 31 last, of US $108.4 million, compared with sales of US $32.1 million in the same quarter of the previous fiscal year[1]. Operating profit was US $20.6 million, against an operating loss of US $2.1 million in the January-March 2003 period. Net profit was US $10.4 million against a net loss of US $5.2 million in the same period one year before.

The marked difference in the results was due mainly to the comparison with the atypical first quarter of 2003, and the following factors: 1) increase in prices of reduced-iron briquettes and steel on international markets; and 2) growth of public spending and investment on certain public works in the domestic market.

As commented in previous reports, the international steel market is currently in a cycle characterized by rising product prices. In the January-March quarter, the prices of metallics and steel products rose steadily on global markets in comparison with prices at the end of December 2003. The level reached by prices in this period (January-March 2004) is explained by steady demand from China and the countries of southwestern Asia, combined with stronger demand from Europe and United States. In April, metallics prices - the raw material of steel plants - fell slightly[2], which some analysts consider to be the start of a correction phase in steel prices.

On February 5 this year, the official exchange rate rose from Bs.1,600 per dollar to Bs.1,920 per dollar[3]. The net effect on the monetary assets and liabilities in bolivars of the devaluation was an exchange loss of US$ 1.4 million recorded in the January-March 2004 period. The monetary assets in bolivars include the amount for value added tax (VAT) receivable related to export activity.

[1] The financial statements for fiscal 2003 were restructured to reflect retroactively, for comparative purposes, the revaluation of the assets by independent appraisers in 2003.
[2] Source: CRU Monitor. Steel, long products bars, structurals and wire rod. April 2004
[3] Source: Central Bank of Venezuela

According to the terms of the Sivensa and Sidetur debt restructuring, 90% of the funds generated by Sivensa and Sidetur in the quarter must be used to amortize the debt principal, which at March 31, 2004, was US $234.2 million.

ANALYSIS BY BUSINESS SECTOR

Steel Sector

Sidetur sales in the January-March 2004 quarter increased to US $59.7 million in comparison with US $14.5 million in the same period of the preceding fiscal year. Apart from the effect of the comparison with an atypical quarter (January-March 2003), the change in sales is explained by a recovery of local demand and by a rise in international prices of steel products. Export sales to the countries of the Andean Community and the Caribbean also increased in volume.

As reference, Sidetur sales in the comparable quarters (January-March) of prior years were: 2000: US$ 45.9 million; 2001: US$ 51.5 million; 2002: US$ 32.3 million, and 2003: US$ 14.9 million.

Prereduced Sector

International Briquettes Holdings, IBH, reported sales of US $22.6 million in the quarter under review compared with US $2.1 million in the same period of 2003[4].

Venprecar production in the quarter was 165,016 mt against 5,243 mt in the same period one year before, when Venprecar operations were affected by failures in gas supplies, and by the start of the scheduled shutdown for regular maintenance and replacement of some components of the gas reformer and heat recuperator. In relation to the channelings that affected production in December and January, which were commented on in the October-December 2003 quarterly report, the combination of pellets that feed the process was changed, recovering the normal production rate in the plant. Certain modifications to the internal part of the reduction furnace have been scheduled for the end of this calendar year, which will increase operational stability.

The average reference price of reduced iron briquettes on-barge in the Port of New Orleans, United States reached the level of US $263.3/mt compared with US $174.7/mt in the previous quarter (October-December 2003) and US $135.0/mt[5] in the same period of the previous fiscal

[4] More information on the results of IBH can be found in the IBH quarterly report, issued on April 30, 2004 and available on website http://www.ibh.com.ve.
[5] Source: Averages calculated by Orinoco Iron from monthly data published by CRU Monitor / Steel Metallics, scrap, DRI and pig iron.

period (January-March 2003)[6]. In the period analyzed, metallics prices on the spot market rose to an unprecedented high which receded in April, reflecting the withdrawal from the market of some metallics consumers, the supply of surplus inventories by intermediaries, and the seasonal increase in generation of scrap.

The management teams of IBH, the Venprecar subsidiary and the Orinoco Iron affiliate formed interdisciplinary working groups to achieve production and cost reduction targets in Venprecar and Orinoco Iron, and to negotiate the refinancing of the Orinoco Iron debt. In the January-March quarter 2004, positive results were obtained from this initiative and the IBH Board of Directors is confident that the valuable contribution of these teams will continue in the coming months.

Orinoco Iron Plant

The Orinoco Iron plant produced 245,400 mt in the January-March 2004 period in comparison with 161,236 mt in the same period of the preceding fiscal period. This change was due to the increased availability of trains in the quarter under review, after successfully operating, for the first time, three trains simultaneously for 20 days. However, the duration of the runs is still below expected times because of: 1) inefficiencies in the process attributable to certain characteristics of the iron ore; conversations to solve this problem are proceeding with the supplier, which the management considers positive; 2) failures in the reactor cyclones; a study is in progress with Vöest Alpine Industrieanlagenbau (VAI)[7] to find a solution; and 3) difficulties with the spare parts inventories, for which the company is making the necessary adjustments.

As announced in previous reports, efforts are continuing to start-up operations of train 4 of the Orinoco Iron plant in the second half of this fiscal year.

Wire Sector

Vicson's sales of wire and wire products in the quarter, including the Proalco subsidiary which operates in Colombia, were valued at US $24.6 million, in comparison with sales of US $14.8 million in the period one year before. The comparison of domestic sales with the same period last fiscal year was favored by general growth of domestic consumption and the impact of the events that occurred in Venezuela between December 2002 and February 2003. Export sales also increased, especially to the United States, as a result of the strategy aimed at strengthening presence in this market.

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[6] Due to contractual conditions, changes in market prices are reflected with a lag of three to six months in the results of Venprecar and of Orinoco Iron.

[7] Vöest Alpine Industrieanlagenbau (VAI), jointly with Fior de Venezuela, developed the FINMET direct reduction technology, which is used in the Orinoco Iron plant.

The most outstanding sectors in the domestic market were manufacturing and agriculture, and galvanized wire for industry in the export market.

Sivensa debt and other important financial aspects

As we have reported on previous occasions, Sivensa and its wholly-owned subsidiary Sidetur restructured their financial liabilities in May 2002. Payment of the restructured liabilities will be financed mainly from the operating cash flows of Sivensa and Sidetur. The agreement to restructure the bank liabilities of Sivensa and Sidetur, whose terms and conditions were approved by the Shareholders' Meeting of January 2002, include a restriction on declaration and payment of dividends until the debt is entirely paid, and possible additional capitalizations by the creditor banks. At the date of this report, Sivensa and Sidetur are in compliance with the terms and conditions of the restructuring agreement.

The IBH and Venprecar subsidiaries have issued guarantees in favor of the creditor financial institutions of Orinoco Iron on a loan that the latter company received to finance its industrial facilities. The original terms and conditions of the loan are the subject of negotiations with the creditor banks to reach an agreement that permits Orinoco Iron to honor its financial commitments. In the opinion of Sivensa management, during the quarter under review and until the date of this report, the negotiations with Corporación Venezolana de Guayana (CVG), BHP Billiton and the creditor banks moved forward rapidly, making significant progress.

The conditions associated with the contingent liabilities of IBH, originated by the issue of guarantees to the Orinoco Iron creditor banks, as well as other aspects related to the performance of IBH, its Venprecar subsidiary and the Orinoco Iron affiliate were explained extensively in the report of the Board of Directors to the Sivensa Shareholders Meeting held on January 30, 2004, and in the opinion and notes to the Sivensa financial statements at September 30, 2003 (see http://www.sivensa.com.ve). These conditions are unchanged at the date of this report and are an essential part of the analysis of the company's financial position.

Siderúrgica Venezolana Sivensa S.A. comprises three divisions: Sidetur, which manufactures billets for the steel rolling industry, and finished steel products for the construction and infrastructure industries; International Briquettes Holding, IBH, which, through its direct reduction plants, Venprecar and Orinoco Iron, produces iron-ore briquettes for marketing on international markets as high-quality raw material for steelworks; and Vicson, which produces wire and wire products for the manufacturing, construction, agriculture and infrastructure sectors. Sivensa's partners are: in the Vicson division: Bekaert Group; and in the IBH division: CVG Ferrominera Orinoco and BHP Billiton. The Sivensa workforce at March 31, 2004, was 2,673 workers including the affiliate Orinoco Iron.

SIDERÚRGICA VENEZOLANA "SIVENSA", S.A
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
March 31, 2004
(Thousands of US dollars)
According to International Accounting Standards (I.A.S.)

	2004	March 31, 2003*
Assets		
Current Assets:		
Cash and cash equivalents	47,775	27,798
Accounts receivable:		
Customers and others	86,027	27,838
Related companies	7,363	2,927
Advances to suppliers	3,502	5,205
Inventories	46,911	40,570
Prepaid expenses and others	4,709	3,866
Total current assets	196,287	108,204
Investments in lands and shares	12,468	11,684
Property, plant and equipment, net	356,240	368,360
Related companies	161	1,279
Deferred tax	661	498
Long term inventories and other assets	17,124	24,837
Total assets	582,941	514,862
Liabilities and shareholders' equity		
Current liabilities:		
Bank loans and others	22,742	26,330
Accounts payable -		
Suppliers	43,939	20,381
Related Companies	29,887	25,294
Profit sharing, vacations and other personnel accruals	5,394	4,743
Taxes	8,652	3,911
Other current assets	17,794	9,771
Total current assets	128,408	90,430
Long term loans	221,256	231,941
Accruals for employee termination benefits, net of advances	6,610	6,651
Deferred taxes	23,366	33,835
Other liabilities	6,949	4,792
Total liabilities	386,589	367,649
Minority interests	79,312	75,611
Shareholders' equity	117,040	71,602
Total liabilities, minority interests and shareholders' equity	582,941	514,862

*For comparative purposes, the financial statements of the year 2003, were restated to retroactively reflect the appraisals made by independent appraisers, in 2003, to buildings, machinery and equipment.

SIDERURGICA VENEZOLANA "SIVENSA", S.A
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF RESULTS

(Thousands of US dollars)
According to International Accounting Standards (I.A.S.)

	Quarter ended March 31,	
	2004	2003*
Net sales:		
Exports	47,569	10,525
Domestic	60,840	21,610
	108,409	32,135
Cost of sales	(82,501)	(29,624)
Gross income (loss)	25,908	2,512
General and administrative expenses	(5,274)	(4,644)
Operating income	20,634	(2,133)
Interest and other financial expenses	(2,610)	(3,749)
Exchange gain (loss)	(1,382)	1,546
Total financing cost	(3,992)	(2,203)
Other income (expenes), net	(290)	(361)
Profit (loss) before taxes and minority interests	16,352	(4,697)
Taxes	(3,875)	(1,205)
Profit (loss) before minority interests	12,477	(5,902)
Minority interests	(2,026)	674
Net profit (loss)	10,451	(5,228)

*For comparative purposes, the financial statements of the year 2003, were restated to retroactively reflect the appraisals made by independent appraisers, in 2003, to buildings, machinery and equipment.

SIDERURGICA VENEZOLANA "SIVENSA", S.A
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF RESULTS

(Thousands of US dollars)
According to International Accounting Standards (I.A.S.)

	Six months ended March 31, 2004	2003*
Net sales	192,695	81,496
Cost of sales	(136,278)	(59,405)
Depreciation and amortization	(13,253)	(12,550)
Gross Income	43,164	9,541
General and administrative expenses	(9,920)	(9,269)
Operating income	33,244	272
Interests and other financing costs	(6,644)	(8,934)
Exchange gain (loss)	(1,841)	203
Total financing cost	(8,485)	(8,731)
Other income (expenses)	(12)	(592)
Profit (loss) before taxes and minority interests	24,747	(9,051)
Taxes	(4,252)	(1,843)
Profit (loss) before minority interests	20,495	(10,894)
Minority interests	(3,775)	1,611
Net profit (loss)	16,720	(9,283)

*For comparative purposes, the financial statements of the year 2003, were restated to retroactively reflect the appraisals made by independent appraisers, in 2003, to buildings, machinery and equipment.